PIMCO Funds

Supplement Dated August 31, 2017 to the International Bond Funds
 Prospectus
dated July 28, 2017, as supplemented from time to time (the Prospectus);
 and to the Statement of Additional Information dated July 28, 2017, as supplemented from time to time (the SAI)

Disclosure Related to the PIMCO Global Advantage Strategy Bond Fund
(the Funds)

PIMCO Global Advantage Strategy Bond Fund

Effective September 29, 2017, the Funds primary broadbased securities market index is the Bloomberg Barclays Global Aggregate (USD Unhedged) Index.

The Fund measures its performance against a primary benchmark and a secondary benchmark. Effective September 29, 2017, the Funds primary benchmark is the Bloomberg Barclays Global Aggregate (USD Unhedged)
 Index, which provides a broadbased measure of the global investmentgrade fixed income markets. The three major components of this index are the U.S. Aggregate, the PanEuropean Aggregate, and the Asian Pacific Aggregate Indices. The index also includes Eurodollar and EuroYen corporate bonds, Canadian Government securities, and USD investment grade 144A securities. It is not possible to invest directly in an unmanaged index. Prior to September 29, 2017, the Funds primary benchmark was the Bloomberg Barclays
U.S. Aggregate Index, which represents securities that are SECregistered, taxable and dollar denominated. The index covers the U.S. investmentgrade fixed rate bond market, with index components for government and corporate securities, mortgage passthrough securities, and assetbacked securities. These major sectors are subdivided into more specific indices that are calculated and reported on a regular basis. The Fund believes that the new primary benchmark better aligns with the Funds investment strategy. The Funds secondary benchmark index, PIMCO Global Advantage Bond Index (GLADI) (USD Partially Hedged), is a diversified global index that covers a wide spectrum of global fixed income opportunities and sectors, from developed to emerging markets, nominal to real asset, and cash to derivative instruments. Unlike traditional indices, which are frequently comprised of bonds weighted according to their market capitalization, GLADI uses GDP weighting which puts an emphasis on fastergrowing areas of the world and thus makes the index forwardlooking in nature. This contrasts with traditional market capitalizationweighted indices, which emphasize past debt issuance and are therefore backwardlooking. GDP weighting also tends to lead to countercyclical rebalancing as bond prices tend to be inversely related to GDP growth rates and avoids some of the disadvantages of traditional marketcap weighted indices, such as allocating too heavily toward overpriced securities, government debt, and large debt issuers. The Fund believes that the secondary benchmark reflects the Funds investment strategy more accurately than the Bloomberg Barclays Global Aggregate (USD Unhedged) Index. The Lipper Global Income Funds Average is a total return performance average of funds tracked by Lipper, Inc. that invest primarily in U.S. dollar and non U.S. dollar debt securities of issuers located in at least three countries, one of which may be the United States.